This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original interview was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Interview of the Chairman and Chief Executive Officer of Portugal Telecom, Henrique Granadeiro,

with Reuters, February 7, 2014

Reuters:  What are the next steps in the merger between PT and Oi? When is it expected to be completed? What are the risks of the transaction being delayed?

Mr. Granadeiro:  Today, we are announcing what I consider to be a crucial step for the success of this transaction. As you know, the implementation of the transaction is subject to the successful execution of PT’s liability management exercise and Oi’s share capital increase. Soon, we will initiate the formal procedures to call a shareholders’ meeting to approve the participation of PT in the Oi share capital increase, which is the first step in business combination that will create one of largest telecommunications companies in the world, a Portuguese-speaking global operator.

The transaction is progressing as planned, and we are working to complete it during the second quarter.

We already received approval from the CADE [(the Brazilian antitrust regulators)] and are awaiting a response from Anatel [(the Brazilian telecommunications regulators)] and the Portuguese Competition Authority.

We have announced the launch of a consent solicitation for certain PT debt and are expecting to launch the Oi share capital increase in late March, after receiving shareholder approval.

We currently do not foresee issues that would materially impact the timetable, and we remain committed to completing this structural transaction for Oi and PT.

Reuters:  Will the controlling shareholders of Oi be allowed to vote on the valuation report on the PT assets?

Mr. Granadeiro:  The CVM staff delivered a negative opinion on the matter.

We remain of the view that TPart (controlling shareholder) should be allowed to exercise its right to vote at the general shareholders’ meeting.

However, the board of the CVM still needs to provide a formal opinion on the matter, and we are hopeful that they will concur with our views.

In any event, we believe that the proposed combination of Oi and PT is in the best interests of all stakeholders, including Oi’s non-controlling shareholders, and we remain confident that we will secure the approvals necessary to complete the transaction.

Reuters:  Analysts have alerted that Corpco’s leverage is too high. The focus then will be on reducing the level of debt. Could there be a change in the current dividend policy, making them less generous?

Mr. Granadeiro:  As we mentioned in October 2013, this merger will reinforce our financial flexibility, namely through a share capital increase of Oi. We are also focused on improving the company’s free cash flow profile, by following a strict operational and financial discipline. In addition, as you are aware, both PT and Oi have already announced significant reductions in dividends in the second half of last year. In particular, on August 14th, PT announced a reduction from €0.325 to €0.10, with the objective of reducing leverage and strengthening the balance sheet. We are extremely thankful to our shareholders, who are represented on PT’s board, for having made this additional effort of a long-term commitment to the company. Within the context of the  merger, it has already been announced that the Corpco dividend policy will be equivalent to that of Oi, which implies per se an additional focus on these priorities.

Reuters:  Several critics of this merger have arisen. Is this really the beginning of the end of PT?

Mr. Granadeiro:  On the contrary, this is the future of PT. If we look at the international landscape, we see a generalized consolidation movement in the sector, namely in Europe, and this merger will reinforce PT’s commercial and innovation strategy. We have stated several times that PT is the master of its destiny, and the truth is we were able to choose the partner with whom we are consolidating. We will not simply become a company with a presence in both Brazil and Portugal but also a company with Portuguese-speaking roots with a potential market of 260 million Portuguese speakers and one of the largest telecommunication companies in the world.

Reuters:  PT informed the market today about the risk factors inherent in the transaction. Even though it is a legal obligation, some of the issues addressed may be crucial to the transaction …

Mr. Granadeiro:  The Risk Factors serve to inform investors of all risks relating to a specific transaction, regardless of their likelihood. They are a legal obligation and are also for the sake of transparency and prudence in the market, imposed on all national and international companies that go through processes of this nature. I would ask you to take a look at the Risk Factors of several technology companies. For example, I remember those factors related to the Y2K issue in the Year 2000.

I don’t want to value or devalue the Risk Factors that have been made public, nor should I make judgment calls on what is written. However, I personally believe that some of the identified risks seem to be unlikely.

Reuters:   Are there any disputes with the other Unitel shareholders regarding your corporate governance rights?

Mr. Granadeiro:  Unitel is governed by a shareholder agreement, which is confidential, and as such we cannot disclose any details.

As a result of different understandings between PT and the other shareholders of Unitel over the sale of a minority interest in Africatel to Helios (a private equity fund) in 2007, PT Ventures, a subsidiary of Portugal Telecom, has not always received the benefits of the governance structures contemplated by the shareholders’ agreement as our interpretation of the shareholders’ agreement has not always coincided with that of the other Unitel shareholders.

We may have to dedicate time and resources to achieve an acceptable resolution to the issues we face, and our efforts may prove unsuccessful.

Any failure to achieve an appropriate solution to these challenges could have a material adverse effect on our ability to receive past and future dividends, to exercise our rights under the shareholders’ agreement and to preserve the value of our investment.

Reuters:  Why hasn’t the Unitel dividend been paid?

Mr. Granadeiro:  We have not received dividends with respect to Unitel’s 2011 and 2012 fiscal years, which we recorded as accounts receivable from Unitel of €245.7 million as of December 31, 2012.

For certain dividend payments, Unitel is awaiting the authorization from the Central Bank of Angola to remit the dividends, and for other dividend payments, Unitel has received Central Bank authorization but has not yet paid the dividends.

We thus face some difficulties in obtaining dividend payments from Unitel and otherwise exercising our rights as a shareholder of Unitel.

Moreover, while we strongly believe that Unitel has the financial flexibility to continue to pay a high dividend, given the strength of its operations and balance sheet, we cannot decide its dividend policy alone, and we depend on the support of other shareholders.

As a result, we cannot guarantee that Unitel will continue to pay dividends in the future. However, I have no doubt that PT, as a shareholder of Unitel, will receive what has been previously approved in the respective shareholders’ meetings. I would like to add that I listened closely to a recent interview that Angola’s President, Mr. José Eduardo dos Santos, gave to a Portuguese television channel. Mr. José Eduardo dos Santos stated that Angola as a country aims to take its place on the global stage. I couldn’t agree more. Angola, as a state under the rule of law, has all the conditions to become a relevant global player. And it is perfectly normal that a Portuguese company is present in Angola and that an Angolan company is present in Portugal.  This happens, among other things, in the telecommunications sector. It’s a matter of reciprocity.

I would also like to highlight that I do not believe that the different opinions on certain matters with our Angolan partners or on Africatel would call into question what is most relevant to us, which is adding value to the assets that are common to us.

Reuters:  What claims could Helios have under the Africatel shareholders agreement?

Mr. Granadeiro:  Over the past seven years, we have had a good partnership with Helios, and we do not believe that the proposed combination of PT and Oi will alter that.

We believe that the parties involved in the Africatel agreement have no reasons to complain resulting from the proposed combination of Oi and PT because we believe the proposed transaction does not affect the rights of each party under the shareholders’ agreement.

Our strategic partner in Africatel has informed us that, in its opinion, it has the right to sell its stake in Africatel in the context of the proposed business combination.

While reserving its rights under the shareholders’ agreement, Portugal Telecom has indicated its willingness to enter into discussions with Helios.

Should the conclusion be that Helios possesses that right, the potential purchase of its stake could increase the complexity of executing the proposed combination of Oi and PT. In addition, if it were to become necessary to finance any such purchase from Helios with additional indebtedness, consolidated leverage would increase beyond the levels initially expected in the business combination.